Exhibit 99.1

Oculis Publishes Results of 2024 Annual General Meeting and Announces Appointments to its Board of Directors and Scientific Advisory Board

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Shareholders approved all agenda items and proposals of the Board of Directors
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Robert K. Warner, M.B.A. and Arshad M. Khanani, M.D., M.A., FASRS elected as members of the Board of Directors
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Baruch D. Kuppermann, M.D., Ph.D. and Frank G. Holz, M.D., Ph.D. appointed as members of the Scientific Advisory Board
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Oculis established a CHF 50 million flexible loan facility with funds and accounts managed by BlackRock

ZUG, Switzerland, May 30, 2024 – Oculis Holding AG (Nasdaq: OCS; XICE: OCS) (“Oculis” or the “Company”), a global biopharmaceutical company purposefully driven to save sight and improve eye care, today announced the results from its 2024 Annual General Meeting held on May 29, 2024 at Ochsen-Zug, Kolinplatz 11, CH-6300 Zug, Switzerland, at 3:30 p.m. CEST, including election of new members to its Board of Directors, as well as the recent appointment of two new members to its Scientific Advisory Board (SAB), and the establishment of a loan facility of up to CHF 50 million.

Annual General Meeting

The Company’s shareholders approved all agenda items, including the election of new members to its Board of Directors.

The shareholders approved the 2023 Annual Report including the 2023 Annual (Statutory) Financial Statements and the 2023 Consolidated Financial Statements.

The shareholders acknowledged that the Company made a loss of CHF 41,396,417.34 with respect to the financial year ended December 31, 2023, and resolved that the balance sheet loss shall be carried forward to the new accounts.

The Members of the Board of Directors and the Executive Committee were granted discharge for their activities in 2023.

Anthony Rosenberg was re-elected as member and chairperson of the Board of Directors. Christina Ackermann, Lionel Carnot, Martijn Kleijwegt, Geraldine O’Keeffe and Riad Sherif were re-elected as members of the Board of Directors. Robert K. Warner and Arshad M. Khanani were elected as members of the Board of Directors. Christina Ackermann and Lionel Carnot were re-elected and Robert K. Warner was elected as members of the Compensation Committee. PricewaterhouseCoopers SA (Pully) was re-elected as Statutory Auditors. PST Legal AG (Zug) was elected as Independent Proxy.

Exhibit 99.1

The shareholders approved the compensation for the non-executive members of the Board of Directors:

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Total maximum amount of fixed (non-performance-related) compensation for the non-executive members of the Board of Directors until the end of the Company’s 2025 Annual General Meeting: USD 522,855.
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Maximum value of equity or equity-based compensation for eight non-executive members of the Board of Directors until the end of the Company's 2025 Annual General Meeting: USD 1,215,000 (excluding employer social security and pension contributions).

The shareholders approved the compensation for members of the Executive Committee:

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Total maximum amount of fixed (non-performance-related) compensation for four members of the Executive Committee for the calendar year 2025 payable in 2025: USD 2,478,240.
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Total maximum amount of variable compensation for four members of the Executive Committee for the calendar year 2024 and payable in 2025 of USD 1,753,760.
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Maximum value of equity-based compensation for four members of the Executive Committee until the end of the calendar year 2025: USD 12,768,000 (excluding employer social security and pension contributions).

The shareholders provided a non-binding advisory vote on the 2023 Compensation Report of the Company.

The shareholders approved a capital band of 22'721'850 registered shares resulting in a capital band (taking into account the share issuance implemented on May 13, 2024) of CHF 464'437.00 to CHF 691'655.50 and the related amendment of the paragraphs 1 through 3 and paragraph 5 of article 3a of the articles of association in the form published on the website of the Company at https://investors.oculis.com/corporate-governance.

The shareholders approved a conditional share capital for bonds and similar debt instruments in the maximum amount of CHF 67'500.00 by the issuance of 6'750'000 registered shares and the related amendment of the paragraphs 1 and 2 of article 3b of the articles of association in the form published on the website of the Company at https://investors.oculis.com/corporate-governance.

The shareholders approved a conditional share capital for employees and individuals of comparable positions in the maximum amount of CHF 95'663.02 by the issuance of 9'566'302 registered shares and the related amendment of article 3c, paragraph 1 of the articles of association in the form published on the website of the Company at https://investors.oculis.com/corporate-governance.

Riad Sherif, M.D., Chief Executive Officer of Oculis, commented: “I would like to thank our team and all our investors and partners for their continuous support. I am honored to announce the addition of multiple industry and medical leaders to our Board of Directors and Scientific Advisory Board at this exciting time for the Company. We are confident that their tremendous knowledge, expertise, and track record will contribute to Oculis’ long-term success, as we

Exhibit 99.1

remain focused on progressing our innovative and diversified pipeline look ahead to the upcoming anticipated milestones this year including in Dry Eye Disease with licaminlimab (OCS-02) and in Acute Optic Neuritis with OCS-05, among others.”

Appointments to Scientific Advisory Board

On May 29, 2024, the Company appointed Baruch D. Kuppermann, M.D., Ph.D. and Frank G. Holz, M.D., Ph.D.as members of its Scientific Advisory Board.

Loan Facility

On May 29, 2024, Oculis established a flexible loan facility with funds and accounts managed by BlackRock, which provides the Company access to CHF 50 million. No amounts were drawn at signing. The relevant agreements related to the loan facility will be filed with the U.S. Securities and Exchange Commission no later than with its Annual Report on Form 20-F for the fiscal year ending December 31, 2024 and will be available on Oculis’ website at https://investors.oculis.com/sec-filings.

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About newly elected members of the Board of Directors

Robert K. Warner was a member of the Alcon Executive Leadership Team for over 10 years and led the Alcon transition from Nestle to Novartis majority ownership. While at Alcon, he served as President and General Manager of Alcon Vision Care Franchise Alcon Laboratories (NYSE:ALC) and as President, U.S. and Canada, after serving in other leadership positions of increasing responsibilities for several years. He currently serves on the board of two public companies. At INARI Medical (NASDAQ: NARI), Mr. Warner serves on its audit committee, and at RXSight, Inc. (NASDAQ: RXST), he serves as chair of the nominating and corporate governance committee and as a member of the compensation committee. In addition, Mr. Warner serves on the board of two private medical device companies, i-Lumen Scientific, where he is also a member of the compensation committee, and EyeYon Medical, where he also serves as Chairman of the board. Mr. Warner holds a B.S. in Chemistry from Pace University and an MBA from Rutgers University.

Arshad M. Khanani, M.D., M.A., FASRS founded the clinical research section at Sierra EyeAssociates, and currently serves as its Managing Partner, Director of Clinical Research, and Director of Fellowship. He has been a principal investigator for more than 120 clinical trials and a top enroller in the United States for multiple Phase 1-3 trials. He is also a Clinical Professor at the University of Nevada, Reno School of Medicine. Dr. Khanani is an elected member of the Retina Society, Macula Society and has received numerous awards of distinction. He has received the Senior Honor Award from the American Society of Retina Specialists (ASRS) and was also awarded the prestigious ASRS Presidents’ Young Investigator Award in 2021. Dr. Khanani completed his Fellowship in Vitreo-Retinal Diseases and Surgery at the UT Southwestern Medical Center, his Chief Resident in Ophthalmology and his Ophthalmology Residency Program at Texas Tech University Health Sciences Center, where he also received his Doctor of Medicine (M.D.) degree. Dr. Khanani completed an

Exhibit 99.1

Internship in Internal Medicine at Baylor College and received a Master and Bachelor of Arts (M.A. and B.A.) in Chemistry from Washington University in St. Louis.

About newly appointed members of the Scientific Advisory Board

Frank G. Holz, F.E.B.O., F.A.R.V.O. is Professor and Chairman of the Department of Ophthalmology at the University of Bonn, Germany. His main research interests include the pathogenesis, biomarkers and new therapies for macular and retinal diseases including age-related macular degeneration, retinal vascular diseases and macular telangiectasia. His major clinical interest is medical and surgical retina. He has a keen interest in innovative retinal imaging technologies and image analysis strategies. He was a scholar of the German National Academic Foundation (Studienstiftung des deutschen Volkes), trained at the University of Heidelberg, Germany, and the University of Chicago/Pritzker School of Medicine, and passed a fellowhip at Moorfields Eye Hospital, London, with Prof. Alan C. Bird. Professor Holz has been a cofounder of the Priority Program AMD of the German Research Council (DFG) and founded the GRADE Reading Center Bonn to perform digital image analysis in multicentre clinical natural history and interventional trials, and is project lead of the Macustar study funded by the IMI2 EU program. He is a Board Member of the German Ophthalmological Society (DOG), and EURETINA, Member of the Club Jules Gonin, the European Academy of Ophthalmology (EAO), the Macula Society, the Gass Club, Editor-in-Chief of Der Ophthalmologe, and serves a reviewer for many peer reviewed journals. He has received numerous awards including the Pro Retina Macular Degeneration Research Award, the Leonhard-Klein Award for Ocular Surgery, the Alcon Research Institute (ARI) Award, the Senior Achievement Award of the AAO and the Jules Gonin Award. He published more than 500 articles in peer reviewed journals and is editor of several books on retinal diseases. Professor Holz completed his Residency Program in Ophthalmology at the University of Heidelberg, Germany where he also received his Doctor of Medicine (M.D.) degree. Later on, he completed a Research and Clinical Fellowship in Medical Retina at the Institute of Ophthalmology, Moorfields Eye Hospital, in London, England.

Baruch D. Kuppermann, M.D., Ph.D., is the Steinert Endowed Professor, Chair of the Department of Ophthalmology, and Director of the Gavin Herbert Eye Institute at the University of California, Irvine, and serves as the co-director of the Center for Translational Vision Research at UC Irvine, which is focused on developing new treatments for blinding retinal conditions. He also holds a joint appointment with the Department of Biomedical Engineering at UC Irvine. He has published over 300 peer-reviewed articles in the medical literature, and over 100 book chapters. His laboratory focuses on assessing the toxicity of drugs on retinal cells in culture, including various vital stains, steroids, and anti-VEGF compounds, as well as studying the role of mitochondrial genetics in the development of retinal diseases such as age related macular degeneration. He is also strongly involved in clinical research, having served as Principal Investigator in many trials evaluating new drugs and technologies for the treatment of age-related macular degeneration, diabetic retinopathy, retinal vein occlusion, retinitis pigmentosa, and other diseases of the posterior segment. He is a peer reviewer for the American Journal of Ophthalmology, Archives of Ophthalmology, Investigative Ophthalmology and Visual Science, Journal of Infectious Diseases, Lancet, Ophthalmology, Retina, and Survey of Ophthalmology. He serves on the Editorial Board of the journal Retina, as well as the Brazilian Archives of Ophthalmology, Brazilian Journal of Ophthalmology, and Retina Today. Dr. Kuppermann also serves on the Board of Directors of the Armenian

Exhibit 99.1

EyeCare Project. He received his Ph.D. in neuroscience at the California Institute of Technology, and his medical degress at the University of Miami. He completed his residency at University of Southern California Doheny Eye Institute and his fellowships in Retina at both St. Joseph’s Medical Center in Baltimore under Drs Ronald Michels and Bert Glaser, and at the University of California, San Diego.

About Oculis

Oculis is a global biopharmaceutical company (Nasdaq: OCS; XICE: OCS) purposefully driven to save sight and improve eye care. Oculis’ highly differentiated pipeline comprises multiple innovative product candidates in development. It includes OCS-01, a topical eye drop candidate for diabetic macular edema (DME) and for the treatment of inflammation and pain following cataract surgery; OCS-02, a topical biologic anti-TNFα eye drop candidate for dry eye disease (DED) and for non-infectious anterior uveitis; and OCS-05, a neuroprotective candidate for acute optic neuritis (AON). Headquartered in Switzerland and with operations in the U.S. and Iceland, Oculis’ goal is to improve the health and quality of life of patients worldwide. The company is led by an experienced management team with a successful track record and is supported by leading international healthcare investors.

For more information, please visit: www.oculis.com

Oculis Contacts

Ms. Sylvia Cheung, CFO

sylvia.cheung@oculis.com

Investor & Media Relations

LifeSci Advisors

Corey Davis, Ph.D.

cdavis@lifesciadvisors.com

1-212-915-2577

Cautionary Statement Regarding Forward Looking Statements

This press release contains forward-looking statements and information. For example, expected future milestones and catalysts; anticipated clinical milestones, including in Dry Eye Disease with licaminlimab (OCS-02) and in Acute Optic Neuritis with OCS-05; the initiation, timing, progress and results of Oculis’ clinical and preclinical studies; Oculis’ research and development programs, regulatory and business strategy, future development plans, and management; Oculis’ ability to advance product candidates into, and successfully complete, clinical trials; and the timing or likelihood of regulatory filings and approvals, are forward-looking. All forward-looking statements are based on estimates and assumptions that, while considered reasonable by Oculis and its management, are inherently uncertain and are inherently subject to risks, variability and contingencies, many of which are beyond Oculis’ control. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by an investor as, a guarantee, assurance, prediction or definitive statement of a fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. All forward-looking

Exhibit 99.1

statements are subject to risks, uncertainties and other factors that may cause actual results to differ materially from those that we expected and/or those expressed or implied by such forward-looking statements. Forward-looking statements are subject to numerous conditions, many of which are beyond the control of Oculis, including those set forth in the Risk Factors section of Oculis’ annual report on Form 20-F and any other documents filed with the U.S. Securities and Exchange Commission (the “SEC”). Copies of these documents are available on the SEC’s website, www.sec.gov. Oculis undertakes no obligation to update these statements for revisions or changes after the date of this release, except as required by law.